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                       VITALINK PHARMACY SERVICES, INC.

                                  MAY 7, 1997

Dear Stockholder:

  As you are by now aware, Manor Care, Inc., a Delaware corporation (the "Purchaser") has made an offer (the "Offer") to purchase 1,500,000 shares (the "Shares") of Common Stock, par value $.01 (the "Common Stock") of Vitalink Pharmacy Services, Inc., a Delaware corporation (the "Company") at a price of $20.00 per Share. Enclosed is a copy of the Company's Statement on Schedule 14D-9 which was filed with the Securities and Exchange Commission and sets forth the Company's response to the Offer.

  The Purchaser currently beneficially owns approximately 45% of the outstanding Common Stock of the Company and one-half of the total number of directors of the Company are designated by Purchaser pursuant to a shareholders agreement. In addition, the Company is a party to certain agreements with the Purchaser relating to the operations of the Company described in the enclosed Schedule 14D-9. Due to the affiliation between the Purchaser and the Company, among other things, the Company and its Board of Directors is subject to certain conflicts of interest with respect to the Offer.

  As a result of the existing and potential conflicts of interest, which conflicts of interest are more fully described in the enclosed Schedule 14D-9, neither the Company nor the Board of Directors expresses any opinion or makes any recommendation as to whether stockholders should tender their Common Stock in response to the Offer.

  Stockholders are advised to carefully read the enclosed Schedule 14D-9 and consult with their own legal counsel and financial advisors.

                                     VITALINK PHARMACY SERVICES, INC.